

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2010

Mark D. Roberson
Chief Executive Officer
PokerTek, Inc.
1150 Crews Road, Suite F
Matthews, NC 28105

> **Re:** **PokerTek, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 30, 2010**
> **File No. 333-169661**

Dear Mr. Roberson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the information provided in several charts and elsewhere in the registration statement corresponds to dates which are now outdated. For example, on pages 2, 14, 25, 29, and 54. Please update these dates to provide the most recent practicable information.

The Lincoln Park Capital Transaction, page 26

2. We note that you have entered into an Amended and Restated Purchase Agreement with LPC. In this section and throughout the registration statement, please revise to reflect the new terms of the agreement. For example, we note that the purchase price floor is now $0.25 and that LPC no longer has the option to terminate upon the occurrence of an event of default.

Exhibit 10.63 – Amended and Restated Purchase Agreement

3. In Sections 4(d) and 8(g) of the Amended and Restated Purchase Agreement, we note your respective statements that "2,617,500 shares of Common Stock have been duly authorized and reserved for issuance upon purchase under this Agreement as Purchase Shares" and "[a]s of the Commencement Date, the Company shall have reserved out of its authorized and unissued Common Stock, (A) solely for the purpose of effecting purchases of the Purchase Shares hereunder, 2,617,500 shares of Common Stock . . . ." However, it appears that you are registering 1,697,052 purchase shares for resale by LPC. Please advise us as to the reason behind this apparent discrepancy or revise accordingly.

4. We note that you have not filed several schedules to the Amended and Restated Purchase Agreement. Please file the complete Agreement, including all exhibits and schedules, with your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jessica Kane at (202) 551-3235 or me at (202) 551-3765 with any questions.

Sincerely,

Pamela Long
Assistant Director

cc: Harold H. Martin, Esq.
        Martin & Pritchett, P.A.
        8015 W. Kenton Circle, Suite 150
        Huntersville, NC 28078